                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the quarterly period ended June 30, 1997


                          ----------------------------


                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                  Nybrovej 114
                                 DK-2800 Lyngby
                                     Denmark
                    (Address of principal executive offices)


                          -----------------------------


    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]      Form 40-F [ ]

         [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b)
                   under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

               This Form 6-K shall be incorporated by reference to
               the registrant's registration statement on Form F-4
                  under the Securities Act of 1933, as amended,
                          registration no. 333-24655.

                                   OLICOM A/S
                                    FORM 6-K

                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----

ITEM 1.   FINANCIAL INFORMATION

          Consolidated Balance Sheets as of
             December 31, 1996 and June 30, 1997                           3

          Consolidated Statements of Income
             for the three months ended June 30, 1996
             and June 30, 1997                                             4

          Consolidated Statements of Cash Flows for the six months
             ended June 30, 1996
             and June 30, 1997                                             5

          Notes to Consolidated Financial Statements                       6


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS                                     8


ITEM 3.   PRESS RELEASE                                                   14

                                   OLICOM A/S

                           CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31, 1996   JUNE 30, 1997
                                                           -----------------   -------------
                                                                                (UNAUDITED)
ASSETS                                                                (IN THOUSANDS)

Current assets:
       Cash and cash equivalents                               $  41,663        $  12,834
       Short term investments                                      9,887           35,788
       Accounts receivable, less allowance of
              $1,055 in 1996 and $1,944 in 1997                   37,712           46,933
       Other receivables                                           1,913              271
       Inventories                                                22,252           25,273
       Deferred tax                                                  945            4,289
       Prepaid expenses                                            1,769            4,227
                                                               ---------        ---------
              Total current assets                               116,141          129,615
Property and equipment                                            11,032           13,605
Purchased intangibles                                                751           10,239
                                                               ---------        ---------

              Total assets                                     $ 127,924        $ 153,459
                                                               =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Accounts payable                                           21,083           12,706
       Accrued payroll and related expenses                        3,424            3,707
       Accrued product warranty expense                              823            2,177
       Other accrued expenses                                      1,834           18,875
       Income taxes payable                                        2,570            1,499
                                                               ---------        ---------
              Total current liabilities                           29,734           38,964


Minority interests                                                   681              840
Shareholders' equity:
       Common shares, DKK 0.25 nominal value
              authorized and issued -
              15,938 in 1996, 18,475 in 1997                         614              711
       Additional paid - in capital                               52,348           98,679
       Retained earnings                                          56,849           25,917
       Treasury stock - 1,255 in 1996 and 1,192 in 1997          (11,831)         (11,671)
       Unrealized gains/losses on securities                        (471)              19
                                                               ---------        ---------
           Total shareholders' equity                             97,509          113,655
                                                               ---------        ---------
              Total liabilities and shareholders' equity       $ 127,924        $ 153,459
                                                               =========        =========


                             See accompanying notes

                                   OLICOM A/S

                        CONSOLIDATED STATEMENTS OF INCOME

                                                    SIX MONTHS ENDED            THREE MONTHS ENDED
                                                         JUNE 30,                    JUNE 30,
                                                ------------------------      -----------------------
                                                  1996            1997          1996           1997
                                                ---------      ---------      ---------     ---------

                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                     (UNAUDITED)
Net Sales                                       $  72,465      $ 101,707      $  40,318     $  53,303
Cost of Sales                                      42,205         53,840         21,875        27,691
                                                ---------      ---------      ---------     ---------

       Gross profit                                30,260         47,867         18,443        25,612
                                                ---------      ---------      ---------     ---------

Operating expenses:
       Sales and marketing                         20,710         22,469         10,868        11,983
       Research and development                     6,388          6,419          3,257         3,523
       General and administrative                   3,333          4,823          1,793         2,730
       Acquisition related expenses                 3,787         40,917              0        40,917
       Special charge re. management change         1,402              0              0             0
                                                ---------      ---------      ---------     ---------

           Total operating expenses                35,620         74,628         15,918        59,153
                                                ---------      ---------      ---------     ---------

       Income from operations                      (5,360)       (26,761)         2,525       (33,541)
Sale of minority interest in related party          2,878              0              0             0
Interest income (expense) and other, net            1,467            851            607           431
                                                ---------      ---------      ---------     ---------

Income before income taxes                         (1,015)       (25,910)         3,132       (33,110)
Income taxes                                         (249)         4,864          1,033         2,344
                                                ---------      ---------      ---------     ---------

Income before minority interests                     (766)       (30,774)         2,099       (35,454)
Minority interests                                    433            159             60            77
                                                ---------      ---------      ---------     ---------

       Net income                               $  (1,199)     $ (30,933)     $   2,039     $ (35,531)
                                                =========      =========      =========     =========

Net income (loss) per share                     $   (0.08)     $   (2.07)     $    0.14     $   (2.34)
                                                =========      =========      =========     =========

Weighted average shares outstanding                14,869         14,944         14,892        15,192
                                                =========      =========      =========     =========


                             See accompanying notes

                                   OLICOM A/S

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       SIX MONTHS ENDED
                                                                            JUNE 30,
                                                                     ----------------------
                                                                       1996          1997
                                                                     --------      --------
                                                                           (UNAUDITED)
                                                                          (IN THOUSANDS)
Operating activities:
    Net income                                                       $ (1,199)     $(30,934)
    Adjustments to reconcile net income to net
       cash provided by (used in) operating activities:

       Depreciation and amortization                                    1,699         2,122
       Gain on sale of affiliate                                       (2,878)            0
       Minority interest in earnings                                      433           193
       Exchange rate adjustment re. minority interest                     (16)          (34)
       Adjustment minority interest re. acquisition of affiliate         (482)            0
       Deferred income taxes                                             (490)       (1,194)
       Purchased research and development                               2,431        40,917
       Change in operating assets and liabilities:
           Accounts receivable                                          4,362        (4,914)
           Other receivables                                             (340)        1,642
           Inventories                                                   (395)          736
           Inventories - corr. Lasat exchange rate                         94             0
           Prepaid expenses                                              (658)       (4,006)
           Accounts payable                                            (7,121)      (10,866)
           Accrued payroll and related expenses                        (3,315)         (144)
           Accrued product warranty expense                              (109)          173
           Other accrued liabilities                                    2,330        14,428
           Income taxes payable                                        (1,294)        1,067)
                                                                     --------      --------
              Net cash provided by (used in)
                  operating activities                                 (6,948)        7,052
Investing activities:
    Capital expenditures                                               (4,310)       (2,487)
    Proceeds from sale of property and affiliated company               7,193             0
    Proceeds from sale of short-term investments                            0         6,553
    Acquisition of CrossComm net of cash acquired                           0       (39,634)
    Acquisition of Lasat net of cash acquired                          (3,509)            0
                                                                     --------      --------
           Net cash provided by (used in)
              investing activities                                       (626)      (35,658)
 Financing activities:
    Borrowings (repayments)                                            (5,000)           (0)
    Proceeds from warrants/options exercised                              639           441
    Sale (purchase) of treasury stock                                       0           160
                                                                     --------      --------
              Net cash used in financing activities                    (4,361)          601
Effect of exchange rate changes on cash                                  (777)         (915)
                                                                     --------      --------
Net increase (decrease) in cash and cash equivalents                  (12,712)      (28,830)
Cash and cash equivalents at beginning of period                       34,029        41,664
                                                                     --------      --------
Cash and cash equivalents at end of period                           $ 21,317      $ 12,834
                                                                     ========      ========
Interest paid during the period                                      $    174      $      8
                                                                     ========      ========
Tax paid during the period                                           $  1,544      $  6,142
                                                                     ========      ========


                             See accompanying notes

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements as of June 30, 1996 and 1997, are unaudited. In the opinion of the management of Olicom A/S (the "Company"), such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented and of the financial position of the Company at the date of the interim balance sheet. The results for such interim periods are not necessarily indicative of the results for the entire year.

It is recommended that this financial data be read in conjunction with the audited consolidated financial statements and notes thereto included in the 1996 Annual Report.

1.  NET INCOME PER SHARE

    Net income per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during each period. Common stock equivalents are determined under the assumption that outstanding warrants and options are exercised. Outstanding warrants and options have been included in earnings per share computations based on the treasury stock method.

2.  INVESTMENTS IN FINANCIAL INSTRUMENTS

    The Company invests cash resources not required for current operations in various financial instruments. The Company considers highly liquid investments with maturities of three months or less from the acquisition date of the instrument to be cash equivalents. Short-term investments consist primarily of shares in a U.S. mutual fund. The fund's investment policy is that a major part of its assets is invested in U.S. Government bonds and other securities rated AAA by Standard & Poor's. The expected average maturity is approximately three to five years.

3.  INVENTORIES

    Inventories are stated as the lower of cost or market with cost determined on the basis of the first-in, first-out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors. Inventories consist of:

                        DECEMBER 31, 1996    JUNE 30, 1997
                        -----------------    -------------
                                              (UNAUDITED)
                                   (In thousands)
Finished goods               $13,967            $13,461
Raw materials                  8,285             11,812
                             -------            -------
Total inventories            $22,252            $25,273
                             =======            =======

4.  LEASEHOLD IMPROVEMENTS AND EQUIPMENT

    Leasehold improvements and equipment are carried at cost. Depreciation is charged on a straight-line basis to cost and expensed over the expected useful lives of the assets. Equipment is depreciated over four years, and leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease. Leasehold improvements and equipment consist of:

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       DECEMBER 31, 1996     JUNE 30, 1997
                                       -----------------     -------------
                                                              (UNAUDITED)
                                                (In thousands)
Leasehold improvements                     $ 2,280            $ 2,341
Equipment                                   17,740             26,896
                                           -------            -------
                                            20,020             29,237
Accumulated depreciation                     8,988             15,632
                                           -------            -------

   Total property and equipment            $11,032            $13,605
                                           =======            =======

5.  REPORTING CURRENCY

    Although the Company and its Danish subsidiaries maintain their books and records in Danish kroner, as required by Danish law, the Consolidated Financial Statements have been prepared in U.S. dollars because the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries conduct their operations.

    The majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases of raw materials and finished goods inventories are invoiced and paid in U.S.
    dollars.

6.  RESEARCH AND DEVELOPMENT COSTS

    Research and development costs, including costs of developing software products, are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," has not had any material effect on the Company's consolidated financial position or results of operations.

    As of June 30, 1997, research and development costs are net of a $880,000 subsidy received from a Danish Government agency in support of ATM and LAN switching activities. The subsidy will be repaid in the form of a royalty if and when revenue from such switching products is realized.

                                   OLICOM A/S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 1996 AND 1997.

The following discussion should be read in conjunction with the information contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1996, and the consolidated financial statements and related notes included elsewhere herein.

RESULTS OF OPERATIONS

Net sales increased $13.0 million, or 32.2%, from the three months ended June 30, 1996, to the comparable period of 1997. The Company believes that the increase in net sales during such period was due to several factors, including increased sales in the U.S. Continued strength in the Company's traditional lines of business (especially, growth in sales of Token-Ring PCI adapters) also contributed to the increase in revenue. The inclusion since June 12, 1997, of the net sales of the former CrossComm Corporation (CrossComm), which was acquired by the Company on this date, contributed $2.6 million of revenue during the period.

Gross profit increased $7.2 million, or 38.9%, from the three months ended June 30, 1996, to the comparable period of 1997, and increased as a percentage of net sales from 45.7% to 48.0%. The increase in gross margin was primarily due to a more favorable product mix and due to the inclusion from June 12, 1997 of revenues from CrossComm's operations, which typically operates at a higher average gross margin than the Company has historically experienced.

Sales and marketing expenses increased $1.1 million, or 10.3%, from the three months ended June 30, 1996, to the comparable period of 1997, but decreased as a percentage of net sales from 27.0% to 22.5%. The increase in the amount of such expenses during such period was primarily due to increased marketing activities both in the United States and Europe, including higher costs associated with personnel expenses and promotional expenditures, and the inclusion of expenses associated with CrossComm's operations. The Company expects that increased levels of sales activity will continue to require the commitment of additional resources to the sales and marketing of the Company's products. Accordingly, marketing expenses are expected to continue to be a significant percentage of net sales as a result of the planned continued investment in the Company's sales and support organization.

Research and development expenses increased $266,000, or 8.2%, from the three months ended June 30, 1996, to the comparable period of 1997, but decreased as a percentage of net sales from 8.1% to 6.6%. The increases were caused by the hiring of additional personnel required to support enhancements of current products, and expenditures for new product development, such as products based on ATM-technology and switching-technology, and the inclusion of expenses associated with CrossComm's operations. All of the Company's research and development costs have been expensed as incurred.

General and administrative expenses increased $937,000, or 52.2%, from the three months ended June 30, 1996, to the comparable period of 1997, and increased as a percentage of net sales from 4.4% to 5.1%. The increase in the amount of such expenses during such period primarily reflected additional personnel and costs associated with the generally higher level of business activity and the inclusion of expenses associated with CrossComm's operations.

As a result of the CrossComm acquisition the Company incurred a non-recurring charge during the quarter in the amount of $40.9 million reflecting a write-off of in-process research and development and other charges related to the acquisition.

The Company experienced an operating loss for the second quarter of 1997 was a loss of $33.5 million, compared to an operating profit of $2.5 million for the second quarter of 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company has two unsecured line of credit facilities for an aggregate amount of DKK 15.0 million ($2.3 million) and, in addition, a USD-denominated line of credit facility for $8.5 million, of which $10.8 million was unused at June 30, 1997. Under prevailing banking practice in Denmark, these lines of credit are terminable by the lender on 14 days prior notice (even if the Company is not in breach of the general conditions for such facilities) and are terminable without notice in the event of a breach thereof by the Company (subject to any applicable cure period).

At June 30, 1997, the Company's inventory levels increased 13.6% from that recorded at December 31, 1996. The increase of inventory was due to the acquisition of CrossComm resulting in an increase in inventories of $3.9 million, which was partly offset by decreases in inventory during such period that reflected improvements in production and material planning and control.

Trade accounts receivable at June 30, 1997, increased 24.5% to $46.9 million, from that recorded at December 31, 1996. The increase during such period was primarily attributable to trade accounts receivable recorded in connection with the acquisition of CrossComm which resulted in an increase of accounts receivable of $7.5 million.

Additional paid in capital at June 30, 1997, increased as a result of the common shares issued in connection with the acquisition of CrossComm.

Other than disclosed below (See "-- Subsequent Events) the Company had no material commitments for capital expenditures at June 30, 1997.

SUBSEQUENT EVENTS

On July 1, 1997 the Company exercised its option to convert its subordinated convertible loan to the Danish ISDN hardware and software development company, Digianswer A/S, in the original amount of DKK 8.1 million (approximately $1.4 million), to a 35% interest in such company.

BUSINESS ENVIRONMENT AND RISK FACTORS

Certain statements included in this Report are forward-looking,. Such forward-looking statements, in addition to other information included in this Report, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results in the future to differ significantly from results expressed or implied in any forward-looking statements by, or on behalf of the Company. Further, the Company's future operating results may be affected by various trends and factors which the Company must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its business, financial condition or results of operations.

Such trends and factors include, without limitation, the following: overall demand for communications and networking products, economic and other considerations specific to the computer and networking industries, and general economic conditions; rapid technological change, frequent new product introductions, changes in customer requirements, continued emergence of industry standards, and evolving methods of building and operating networks, which require that the Company identify, develop, manufacture and market, on a cost-effective and timely basis, new products and enhancements to existing products that meet changing customer requirements and emerging industry standards, and take advantage of technological advances; difficulties or delays in the development, production and marketing of products, including, without limitation, any failure to ship new products and technologies when anticipated, the failure of manufacturing economies to develop when planned, customer delays in purchasing products in anticipation of new product introductions or for other reasons, and the activities of parties with whom the Company has joint development projects; continued compatibility and interoperability of the Company's products with products and architectures offered by various vendors; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, without limitation, increased competition, capital spending patterns of end-users, the timing and amount of significant orders from distributors, value-added resellers ("VARs") and original equipment manufacturer customers ("OEMs") (including decisions by such customers as to the quantity of products to be maintained in inventories), the mix of distribution channels and products, and pricing, purchasing, operational and promotional decisions by distributors, VARs and OEMs (which could affect their supply of, or end-user demand for, the Company's products); the absence of long-term obligations on the part of distributors, VARs and OEMs to purchase products from the Company (and the implicit risk of any unanticipated declines in sales to any of the Company's material customers for competitive reasons or because of the internalization of production of products purchased from the Company on an OEM basis); declining average selling prices and short product life cycles, both of which could adversely impact the sales and operating margins of the Company; the Company's shipment of products shortly after receipt of a purchase order, with the result that a substantial portion of the Company's revenues for any quarter results from orders received during such quarter, and minor shifts in the timing of purchase orders can have a significant effect on net sales for any quarter; the Company's failure to accurately anticipate the demand for its products, due to, among other things, the fact that the Company's expectations of future net sales as well as its expenditures are based largely on its own estimate of future demand and not on firm customer orders; unanticipated declines in the demand for network interface cards, which accounted for approximately 74.4% of the Company's net sales during 1996; the effect that consolidation in the LAN industry may have on the competitive position of the Company and its revenues and operating results; the acquisition of assets and businesses, including, without limitation, the making or incurring of any expenditures and expenses in connection therewith (including, without limitation, any research and development expenses relating thereto) and expense attendant to the integration of personnel, operations and products associated therewith; the Company's ability to continue to improve its operational, management and financial systems and controls, and to integrate new employees; any interruption in the supply of any sole or limited source components, or the inability of the Company to procure these components from alternate sources at acceptable prices and within a reasonable time; product supply disruption and increased costs as a result of the subcontracting of product assembly and aspects of component procurement, or in the event of political unrest, unstable economic conditions or developments that are adverse to trade in the countries in which certain of the Company's subcontractors conduct operations; the activities of any parties with whom the Company has an agreement or understanding, including, without limitation, issues affecting joint development projects in which the Company is a participant; the continued efficacy of steps taken by the Company to protect its proprietary rights, or the independent development by competitors of technologies that are substantially equivalent or superior to the Company's technologies; the loss of software or other intellectual property licensed from third parties; claims from third parties asserting that trademarks used by the Company, or technology used in the Company's products, infringe or may infringe the rights of third parties; risks associated with international operations, including, without limitation, longer payment cycles, unexpected changes in regulatory requirements and tariffs, export licenses, political instability, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, potentially adverse tax consequences, and seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world; the ability or inability of the Company to hedge against foreign currency, foreign exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

In addition, there are certain factors and risks relating to the acquisition of CrossComm by the Company, including, without limitation, whether the integration of the two companies' businesses is accomplished in an efficient manner, without diversion of resources from new product development, confusion or dissatisfaction among existing customers of the combined company, or temporary distraction of management attention from the day-to-day business of the combined company; the ability of the combined company to realize anticipated synergies; the continuation by distributors, VARs and OEMs of their current buying patterns without regard to the acquisition; the Company's success in implementing its distribution model in connection with the sale of CrossComm products; the incurrence of additional unanticipated expenses relating to the integration of CrossComm into the Company's operations; the completion by the Company of in-process technologies acquired in connection with the CrossComm transaction; and the ability of the Company to exploit the new technologies as they are developed. Further, unfavorable changes in the current political and economic environment in Poland (where CrossComm has conducted and the Company presently conducts significant research and development activities) or the imposition of restrictions on travel or technology transfers between Poland and the United States could have a material adverse effect on the business, financial condition or results of operations of the combined company

In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical information, certain of the matters discussed in this report and the press release included herewith are forward-looking statements that involve risks and uncertainties, including, without limitation, the risks and uncertainties described above under the caption "Business Environment and Risk Factors", together with such risks and uncertainties as are described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such risks and uncertainties could cause the Company's actual consolidated results for 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

                                   SIGNATURES

The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Olicom A/S



Date:   February 19, 1998                      By: /s/ Boje Rinhart
                                                  ------------------------
                                                   Boje Rinhart
                                                   Chief Financial Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------

 99                     Press Release